UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May], 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓    )        No        Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )        No (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 15, 2007. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST QUARTER RESULTS FOR FISICAL YEAR 2007

Seoul, Korea, May 15, 2007 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2007

The Company reported total revenues of 23,434 million won for the first quarter of 2007, decreased by 25 percent from total revenues of 31,266 million won for the first quarter of 2006. And, gross profit for the first quarter of 2007 was 4,195 million won decreased by 18.4 percent from gross profit of 5,141 million won for the first quarter of 2006. Mirae accounted 242 million won of operating profit for the first quarter of 2007, decreased by 7.3 percent from operating profit of 261 million won for the first quarter of 2006. Moreover, Mirae accounted 642 million won of ordinary profit and net profit, respectively, for the first quarter of 2007; whereas, ordinary loss and net loss of 324 million won for the first quarter of 2006.

[Table 1.] Summary of Operating Results of FY 2007 1Q vs. FY 2006 1Q

(Unit: in million Korean won, %)

Category	FY 2007 1Q	FY 2006 1Q	% Change	Comment
Revenues	23,434	31,266	-25%
Operating income (loss)	242	261	-7.3%
Ordinary income (loss)	642	(324)		Turnover Ordinary Profit
Net income (loss)	642	(324)		Turnover Net Profit

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the first quarter of 2007 reached 63.54 percent of the total revenue due to new customer development. Especially, Assembly and Test Equipment Division (former Semiconductor Equipment Division) account for 83.2 percent of the total revenue.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2007 1Q	FY 2006 1Q
Asia	34.13	8.48
Europe	3.64	3.13

US	25.77	30.36
Overseas Total	63.54	41.97
Domestic	36.46	58.03
Total	100.0	100.0

Each division fully portrays its figures for the first quarter of 2007 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 19,492 million won, or 13.2 percent decrease, for the first quarter of 2007 from 22,452 million won for the first quarter of 2006. However, SMD Placement System Division (SMT) generated revenues of 3,871 million won for the first quarter of 2007, decreased by 21.2 percent from 4,911 million won for the first quarter of 2006 due to the recession of SMD Placement Market. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 83.2 percent, 16.5 percent and 0.3 percent, respectively, for the first quarter of 2007.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2007 1Q	FY 2006 1Q	% Change
ATE Division	19,492	22,452	-13.2%
SMT Division	3,871	4,911	-21.2%
Other	71	3,903	-98.2%
Total	23,434	31,266	-25%

Highlights of FY 2007

January 3, 2007

•	Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

1.Summary

Mirae Corporation provided pledge our deposit as collateral to our affiliated company Cyberbank Corporation and the repayment of the borrowings is not made for the creditor Korea Development Bank by Cyberbank Corporation. As of January 3, 2007, Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge that collateralized deposit by Mirae Corporation. According to the contractual obligation with creditor, Mirae Corporation has to subrogate the debt of Cyberbank Corporation.

2.Mirae Corporation provided collateral of deposit in the total amount of Won 23,000 million for the repayment of borrowings. As of January 3, 2007, Mirae Corporation will have to subrogate the debt in the amount of Won 15,000 million (12.3% of Equity Capital) of Cyberbank Corporation due to the repayment of the borrowings was not made for the creditor.

January 9, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 230,810

Disposal Amount (KRW): 820,634,540

Number of Shares held after disposal: 0

January 16, 2007

•	Decision on investment in SOFTFORUM Co., Ltd.

Number of Shares to be acquired: 243,331

Acquisition Amount (KRW): 661,860,320

Number of Shares held after acquisition: 243,331

Purpose of Acquisition: Taking profit from general investment

February 12, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 243,331

Disposal Amount (KRW): 973,324,000

Number of Shares held after disposal: 0

March 5, 2007

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 27, 2007

The agenda for the 16th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2006.

2) Partial amendment to articles of incorporation.

3) Approval of the ceiling amount of the Remuneration for Directors

March 27, 2007

•	Result of the 16th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2006

→  Resolved as proposed

2) Partial amendment to articles of Incorporation

→  Resolved as proposed

3) Approval of the ceiling amount of remuneration for directors

→  Resolved as proposed

April 27, 2007

•	Cancellation of Stock Option Granted

Number of Grantees cancelled: 44 employees

Number of Shares cancelled: 2,280,795 Common Shares

Total Stock Option Granted after this Cancellation: 3,833,255

May 14, 2007

•	Decision on investment in Slim Disc Corporation

Number of Shares to be acquired: 16,119

Acquisition Amount (KRW): 80,595,000

Number of Shares held after acquisition: 16,119

Number of Shareholding ration after acquisition: 23.03%

•	Addition of Affiliated Company

Name of Company: Slim Disc Corporation

Main Business: Development, Manufacture and Sale of multi media related product and disc.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2007

DECEMBER 31, 2006

(In millions of Korean won)

	FY 2007 1Q	FY 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	4,604	3,875
Short-term financial instruments	23,007	38,023
Marketable securities	58	66
Accounts receivable - trade, net	29,198	28,074
Short-term loan	590	259
Accounts receivable - other	7,281	7,065
Inventories	17,589	15,014
Accrued interest income	526	648
Advance payments and others	3,142	2,743
Prepaid income taxes	365	268

Total Current Assets	86,360	96,035

NON-CURRENT ASSETS :
Property, plant and equipment - net	40,964	41,629
Intangible assets - net	14,900	15,650
Investment securities	2,653	3,525
Long-term and restricted bank deposits	675	673
Guarantee deposits, net	5,092	5,127
Long-term receivables	1,634	1,634
Long-term loans and other	496	540

Total Non-Current Assets	66,414	68,778

TOTAL ASSETS	152,774	164,813

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2007

DECEMBER 31, 2006

(In millions of Korean won)

	FY 2007 1Q	FY 2006
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable - trade	11,372	7,890
Short-term borrowings	41,669	41,627
Accounts payable - other	1,178	1,333
Advance receipts from customers	104	1,978
Withholdings	141	164
Accrued expenses and other	3,709	2,166
Short-term guarantee deposits received	30	41
Current long-term liability	1,158	1,142
Allowance for guarantee deposited and others	1,378	16,378

Total Current Liabilities	60,739	72,719

LONG-TERM LIABILITIES :
Long-term borrowings	3,749	3,995
Long-term guarantee deposits received	52	—
Accrued severance indemnities, net	1,793	1,774
Deffered tax liabilities	—	145

Total Long-term Liabilities	5,594	5,914

Total Liabilities	66,333	78,633

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share;
issued and outstanding 183 million shares as of March 31,2006 and December 31 2005	18,387	18,387
Capital surplus :
Additional paid-in capital	132,616	132,616
Other Capital Surplus	192	192
Retained earnings(Accumulated deficit) :
Unappropriated	(62,674)	(63,316)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	—	381
Loss on dispositon of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,744	1,744

Total Shareholders’ Equity	86,441	86,180

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	152,774	164,813

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(In millions of Korean won, except per share data)

	FY 2007 1Q	FY 2006 1Q
	(Unaudited)	(Unaudited)
REVENUES	23,434	31,266
COST OF SALES	19,239	26,125

GROSS PROFIT	4,195	5,141
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,953	4,880

OPERATING INCOME (LOSS)	242	261

OTHER INCOMES	1,556	1,564
OTHER EXPENSES	1,156	2,148

ORDINARY PROFIT (LOSS)	642	(324)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	642	(324)

NET INCOME(LOSS) PER SHARE (In Korean won)	4	(2)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007 1Q	FY 2006 1Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	642	(324)

Expenses not involving cash payments :
Provision for severance indemnities	306	205
Depreciation and amortization	877	924
Allowance for bad debts	176	88
Loss from depreciation of intangible assets	860	351
Foreign currency translation loss	113	655
Expense from A/S	222	237
Loss from disposal and valuation of investment securities	—	—
Equity in losses of affiliate	—	61
Loss on disposition of short-term securities	8	2
Loss from impairment of development expense	—	—
Compensation cost related to stock options	—	80
Others	—	—

Sub-total	2,562	2,603

Income not involving cash receipts :
Foreign currency translation gain	(158)	(546)
Recapture of present value discount account	0	(81)
Gain on disposal and valuation of marketable securities	0	(1)
Gain on disposal of available-for sale securities	(908)
Gain on disposal of tangible assets	(23)	0
Equity in gains of affiliate	0	(333)

Sub-total	(1,089)	(961)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007 1Q	FY 2006 1Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(1,151)	(4,527)
Accounts receivable - other	(204)	888
Accrued income	121	322
Advance payments	(415)	(4,802)
Prepaid expenses	(3)	(5)
Prepaid income tax	(97)	(120)
Inventories	(2,797)	1,825
Accounts payable - trade	3,480	1,104
Accounts payable - other	(155)	292
Advance receipts from customers	(1,874)	89
Withholdings	(23)	147
Accrued expenses	1,543	226
Severance indemnity payments	(288)	(182)

Sub-total	(1,863)	(4,743)

	252	(3,425)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	3,009	17,869
Decrease in trading securities	1,772	—
Decrease in long-term loans	44	145
Disposition of available-for-sale securities	1,917	—
Decrease in guarantee deposits	90	125
Proceeds from disposal of property, plant and equipment	29	—
Decrease in long-term financial instruments	—	2
Increase in Long term guarantee deposits	52	—

	6,913	18,141

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007 1Q	FY 2006 1Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in short-term financial instruments	3,000	17,035
Increase in short-term loans	330	1
Increase in long-term financial instruments	3	3
Acquisition of available for sale securities	662	507
Increase in guarantee deposits	55	166
Acquisition of property, plant and equipment	11	144
Increase in construction in-progress	—	361
Acquisition of other tangible assets	208	343
Acquisition of industrial rights	109	156
Increase in research and development cost	—	1,773
Decrease in guarantee deposits	10	—
Acquisition of trading securities	1,772	—

	6,160	20,489
CASH FLOWS FROM FINANCING ACTIVITIES :
Issuance of common shares	—	—
Increase in short-term borrowings	9	4,437
Increase in long-term borrowings	—	—
Decrease in short-term borrowings	—	(4,400)
Decrease in current maturities of long-term obligation	(285)	—
Decrease in long-term borrowings	—	—

	(276)	37

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	729	(5,736)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,875	7,143

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	4,604	1,407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007

By	Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO